# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: InspireMD, Inc., CIK 0001433607
CUSIP: 45779A846
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6303 WATERFORD DISTRICT DRIVE, SUITE 215, MIAMI, Florida (FL), 33126
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001318757

## Reporting persons
- MARSHALL WACE, LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,103,699; sole dispositive power 0; shared dispositive power 28,103,699; aggregate amount beneficially owned 28,103,699 (9.99% of the class)
  Comment: Includes 26,243,294 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants (the "Warrants"). As more fully described in Item 4, the Warrants are subject to a 9.99% blocker (the "9.99% Blocker"), and the percentage set forth in Row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in Rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of shares of Common Stock reported in Rows (6), (8) and (9) to be issuable upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: InspireMD, Inc.
Address of issuer's principal executive offices: 6303 WATERFORD DISTRICT DRIVE, SUITE 215, MIAMI, FL 33126

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

Marshall Wace LLP, a limited liability partnership formed in England (the "Investment Manager" or, the "Reporting Person"), with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock ") of InspireMD, Inc. (the "Company") directly held by certain funds and accounts (the "MW Funds") to which it acts as investment manager.

The Investment Manager acts as investment manager to the MW Funds. The Investment Manager has delegated certain authority for US operations and trading to Marshall Wace North America L.P., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the Class A Ordinary Shares reported herein.

The original Schedule 13G filed with the Securities and Exchange Commission with respect to the shares of Common Stock held by the MW Funds was filed by Marshall Wace North America L.P. (CIK 0001325091). Going forward, the beneficial ownership of the securities held by the MW Funds will be reported by the Reporting Person.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is George House, 131 Sloane Street, London, SW1X 9AT, UK.
Citizenship: The Investment Manager is a limited liability partnership formed in England.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Investment Manager is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 41,720,662 shares of Common Stock outstanding as of August 4, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 4, 2025, and assumes the exercise of the Warrants held by the MW Funds, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each of the Reporting Persons gives effect to the 9.99% Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons are not able to exercise all of such Warrants due to the 9.99% Blocker.
Percent of class: 9.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a) above. MW XO Health Innovations Fund LP, a MW Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Marshall Wace LLP is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- MARSHALL WACE, LLP: /s/ Jon May, Jon May, General Counsel (11/14/2025)